Exhibit 99.5

CONSENT OF DAVID C. MCCOURT

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of Onstream Media Corporation, the Registrant, wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ David C. McCourt

David C. McCourt

October 28, 2008